Turbo Energy, S.A.

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

September 15, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eiko Yaoita Pyles

Anne McConnell

Sarah Sidwell

Erin Purnell

Re:	Turbo Energy, S.A.

Amendment No. 2 to Registration Statement on Form F-1

Filed August 28, 2023

File No. 333-273198

Ladies and Gentlemen:

We hereby submit the responses of Turbo Energy, S.A. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 5, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1 Filed on August 28, 2023. Concurrently with the submission of this letter, the Company is submitting the Amendment No.3 to the Registration Statement (the “Amendment No. 3”) on Form F-1 together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1 filed on August 28, 2023

Exhibits

1.	We note that Titan Partners Group has joined as an underwriter to this transaction and will be the representative for the underwriters. However, the form of Underwriting Agreement references only Boustead Securities as sole underwriter and representative. Please provide the Underwriting Agreement with Titan Partners Group LLC.

RESPONSE: In response to the Staff’s comments, we have revised the form of Underwriting Agreement to reflect that both Titan Partners Group and Sutter Securities, Inc. have joined as underwriters to this transaction. Boustead Securities, LLC will be the representative for the underwriters. We have made conforming changes in the Amendment No.3 and the form of Underwriting Agreement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +34 961 196 250 or Louis Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

TURBO ENERGY, S.A.

By:	/s/ Enrique Selva Bellvis
Name:	Enrique Selva Bellvis
Title:	Chief Executive Officer

cc: Louis A. Bevilacqua, Esq., Bevilacqua PLLC